UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

American Outdoor Brands, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

02875D109

(CUSIP Number)

VOSS CAPITAL, LLC 3773 Richmond Avenue, Suite 500 Houston, Texas 77046 (281) 770-0379	TT INVESTIMENTOS LTDA. Av General San Martin 1002 Sl 301b Leblon, Rio de Janeiro, RJ, Brazil +55 (21) 3030-7560

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

VOSS VALUE MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		311,136
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

311,136
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

311,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

VOSS VALUE-ORIENTED SPECIAL SITUATION FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		75,762
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

75,762
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		386,898
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

386,898
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

386,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		564,756
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

564,756
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

564,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		564,756
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

564,756
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

564,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

TT GLOBAL EQUITIES FIA IE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRAZIL
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		83,717
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

83,717
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

TT GLOBAL EQUITIES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		239,790
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

239,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

239,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

TT INVESTIMENTOS LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRAZIL
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		323,507
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

323,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

ANTONIO FRAGA BAER BAHIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRAZIL
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		323,507
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

323,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 02875D109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Termination Agreement, as defined and described in Item 4 below, the Reporting Persons are no longer members of the Section 13(d) group, ceased to be party to the Group Agreement, as further described in Item 6 to the Schedule 13D, and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 311,136 Shares beneficially owned by Voss Value Master Fund is approximately $6,919,646, including brokerage commissions. The aggregate purchase price of the 75,762 Shares beneficially owned by Voss Value-Oriented Special Situations Fund is approximately $2,014,751, including brokerage commissions. The aggregate purchase price of the 177,858 Shares held in the Voss Managed Accounts is approximately $4,130,006, including brokerage commissions.

The Shares purchased by each of TT Global Equities FIA and TT Global Equities were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 83,717 Shares beneficially owned by TT Global Equities FIA is approximately $2,189,786, including brokerage commissions. The aggregate purchase price of the 239,790 Shares beneficially owned by TT Global Equities is approximately $5,950,053, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 14, 2022, the parties to that certain Group Agreement, dated November 18, 2021 (the “Group Agreement”), agreed to terminate the Group Agreement effective immediately (the “Termination Agreement”).

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,184,946 Shares outstanding, as of December 2, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2021.

11

CUSIP No. 02875D109

Items 5F – I (a)-(c) and 5(e) are hereby amended and restated as follows:

F.	TT Global Equities FIA
(a)	As of the close of business on February 14, 2022, TT Global Equities FIA beneficially owned 83,717 Shares

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 83,717
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 83,717
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by TT Global Equities FIA during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	TT Global Equities
(a)	As of the close of business on February 14, 2022, TT Global Equities beneficially owned 239,790 Shares

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 239,790
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 239,790
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by TT Global Equities during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	TT Investimentos
(a)	TT Investimentos, as the sole investment advisor of each of TT Global Equities FIA and TT Global Equities, may be deemed the beneficial owner of the (i) 83,717 Shares owned by TT Global Equities FIA and (ii) 239,790 Shares owned by TT Global Equities.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 323,507
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 323,507
4. Shared power to dispose or direct the disposition: 0

(c)	TT Investimentos has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of TT Global Equities FIA and TT Global Equities during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
12

CUSIP No. 02875D109

I.	Mr. Bahia
(a)	Mr. Bahia, as the principal manager of TT Investimentos, may be deemed the beneficial owner of the (i) 83,717 Shares owned by TT Global Equities FIA and (ii) 239,790 Shares owned by TT Global Equities.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 323,507
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 323,507
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Bahia has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of TT Global Equities FIA and TT Global Equities during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	Effective as of February 14, 2022, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

13

CUSIP No. 02875D109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2022

VOSS VALUE MASTER FUND, L.P.

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS VALUE-ORIENTED SPECIAL SITUATION FUND, LP

By:	Voss Advisors GP, LP General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS ADVISORS GP, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS CAPITAL LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

/s/ Travis W. Cocke
Travis W. Cocke

14

CUSIP No. 02875D109

TT GLOBAL EQUITIES FIA IE

By:	/s/ Antonio Fraga Baer Bahia
	Name:	Antonio Fraga Baer Bahia
	Title:	Principal

TT GLOBAL EQUITIES

By:	/s/ Antonio Fraga Baer Bahia
	Name:	Antonio Fraga Baer Bahia
	Title:	Authorized Person

TT INVESTIMENTOS LTDA.

By:	/s/ Antonio Fraga Baer Bahia
	Name:	Antonio Fraga Baer Bahia
	Title:	Principal

/s/ Antonio Fraga Baer Bahia
Antonio Fraga Baer Bahia

15

CUSIP No. 02875D109

Schedule B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

TT GLOBAL EQUITIES FIA IE

Sale of Common Stock	(6,480)	18.3017	12/20/2021

TT GLOBAL EQUITIES

Sale of Common Stock	(23,520)	18.3017	12/20/2021
Sale of Common Stock	(15,000)	18.7491	12/22/2021
Sale of Common Stock	(7,000)	19.4511	12/29/2021